# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Personality Juice 2.0, Inc.
7181 E. Camelback Rd.
Scottsdale, AZ 85251
https://tastebecky.com/

Up to $1,234,999.76 in Preferred Stock at $1.79
Minimum Target Amount: $14,998.41

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Personality Juice 2.0, Inc.
Address: 7181 E. Camelback Rd., Scottsdale, AZ 85251
State of Incorporation: AZ
Date Incorporated: August 03, 2023

## Terms:

Equity

Offering Minimum: $14,998.41 | 8,379 shares of Preferred Stock
Offering Maximum: $1,234,999.76 | 689,944 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $1.79
Minimum Investment Amount (per investor): $250.60

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

Email List Subscribers + TTW Reservation Indicators

Time-Based Perks

Friends and Family Bonus

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 5% bonus shares.

Amount-Based Perks

Flavorful Beginnings

Invest $1,000+ and unlock a glimpse of the future with an exclusive Becky Swag Bag. Immerse yourself deeper in the Becky experience with branded goodies that showcase your love for the seltzer sensation. Your journey starts here.

Fruity Fusion Feast

Invest $5,000+ and engage in a virtual call with the founders. Connect directly with the minds behind Becky and enjoy a delightful 3% bonus in shares.

Bold Flavor Explorer

Invest $10,000+ and embark on a personalized VIP Becky Tasting Experience. Set forth on an enticing flavor exploration led by the creators. Plus, relish an additional 5% bonus in shares.

Staycation With Becky

Invest $25,000+ and escape to an exclusive Becky staycation Weekend, a haven of relaxation infused with Becky's signature personality. Immerse yourself in an unforgettable spa day meets Becky's essence. Plus, savor a refreshing 10% bonus in shares, making this experience more rewarding.

Tropical Triumph

Invest $50,000+ and jet-set to Becky's HQ for a fully immersive encounter. Elevate your investment with an all-inclusive journey to Becky's headquarters. Uncover the heart of Becky and savor a tantalizing 15% bonus in shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Personality Juice 2.0, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.79 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $179. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

WHO WE ARE

Becky Personality Juice is a hard seltzer with an authentic essence fueled by dedicated founders, Becky bridges the gap between ordinary and extraordinary, promising a taste adventure that's rewriting the rules. As the hard seltzer industry experiences growth, we believe Becky's innovation and appeal stand ready to make its mark, capturing the hearts of trendsetters and taste seekers alike.

BRAND STORY

At the heart of Becky Personality Juice are our core values that guide us in every endeavor. First and foremost, we value Fun - in creating our products, in engaging with our community, and in our everyday workplace. We believe life should be full of vibrant, laughter-filled moments, and we aim to contribute to that through our offerings. Our second core value is Authenticity. We are proud to be unique, and we celebrate individuality in all its forms. We are true to ourselves, and we encourage our community to be the same. Our third core value is Innovation. We are not afraid to push boundaries and think outside the box to deliver unique, exciting experiences to our customers. Finally, we value Community. We believe in building strong relationships with our customers, stakeholders, and team members. We are more than just a hard seltzer brand - we are a tight-knit family that cherishes and supports each other's eccentricities.

Sales Model: Our sales model revolves around creating a strong connection with our customers. We prioritize building relationships through engaging events and storytelling, rather than relying on traditional marketing tactics. We have observed that by offering a unique product that reflects our brand's personality, we can attract a loyal customer base.

Supply Chain: Our supply chain is carefully managed to ensure that we deliver the highest quality product to our customers. We source our ingredients from trusted suppliers and closely monitor the production process to maintain consistency and quality in every can of Becky Personality Juice.

Target Customer Base: specifically GEN Z but also anyone looking for a fun and unique drinking experience, regardless of age or gender. We cater to individuals who embrace their individuality and are looking for a brand that reflects their personality.

Marketing Strategy: Our marketing strategy focuses on creating a strong online presence through social media platforms and engaging content. We also collaborate with local events and businesses to reach a wider audience. By staying true to our core values and constantly innovating, we have been able to create buzz and attract new customers organically.

We believe our award-winning flavors are truly just the beginning. We're reshaping refreshment by creating a gut-friendly experience, infusing minerals, magnesium, and optimal pH balance. With a star-studded team including serial entrepreneur Reed Dickens and mixology genius Sheldon, we're destined to make big waves.

FOUNDERS STORY

In the heart of the beverage industry's status quo, a tale of innovation and collaboration unfolded, weaving together the expertise of a master mixologist, a seasoned nightclub owner, and an Amazon product guru. Personality Juice, born from the collective spirit of a group of friends, emerged as a phoenix from the ashes of monotony, fueled by a chance encounter with three spirited Canadian women visiting the sun-kissed deserts of Arizona.

The founders, weary of the predictable offerings in the alcohol industry, found themselves inspired by the vivacity of these Canadian trailblazers. As the trio praised a young startup group that was turning heads and disrupting the Ontario scene, the spark of revolution ignited. Intrigued and galvanized by the passion emanating from this northern disruptor, the group of friends decided it was time to act.

Summoning the energy and creativity of their good friend, the founder of Four Loko, a renowned name in the world of bold and unconventional beverages, the collective embarked on a journey to redefine the narrative. It was a fusion of diverse talents—New York mixology, Arizona nightlife charisma, and the digital prowess of an Amazon guru—all propelled by the enthusiasm of Canadian innovators.

The award-winning mixologist, drawing inspiration from the bustling energy of New York, envisioned a beverage that mirrored the dynamic spirit of the city's nightlife. The nightclub owner, with a penchant for crafting unforgettable experiences, sought to infuse the warmth of Arizona evenings into every sip. The Amazon product guru, a digital visionary, aimed to blend innovation seamlessly into the product, ensuring that Personality Juice not only tantalized taste buds but also stood at the forefront of the digital landscape.

As the collaboration unfolded, Personality Juice became more than just a drink—it was a testament to the power of global inspiration and cross-cultural creativity. The Canadian women's visit to Arizona acted as a catalyst, igniting a chain reaction that connected the dots between different corners of the world.

This dynamic coalition transcended borders, blending the best of North American innovation and spirit. The founders of Personality Juice set out to create a beverage that embodied the passion, diversity, and disruptive energy that had sparked their collective imagination. From the monotony of the industry, a vibrant and revolutionary concoction was born—a tribute to friendship, global collaboration, and the audacity to challenge the norm, one sip at a time.

The founders' vision was clear: to liberate consumers from the mundane and offer a beverage that celebrates individuality, where every can is a canvas for self-expression and every flavor is a bold statement.

So, whether you're sipping under the city lights, dancing in a vibrant nightclub, or sharing your Personality Juice moments online, know that behind every fizz, there's a story of passion, friendship, and an unwavering commitment to bringing bold, unapologetic personality to the world of beverages.

CORPORATE STRUCTURE JOURNEY

Founded by a group of friends who were tired of the monotony in the alcohol industry, Personality Juice LLC was formed on 09/30/2019. Our desire to challenge the status quo led us to change our name to Personality Juice 2.0 on 07/30/2020. Then we converted to Personality Juice 2.0, Inc., an Arizona Corporation on 08/30/2023.

Our transformation into a corporation allowed us to further innovate and expand our offerings, all while staying true to our core values. From humble beginnings to a thriving business, we have come a long way in a short amount of time, and we're not stopping anytime soon.

Join us as we continue to shake up the hard seltzer market with our unique flavors, engaging events, and vibrant community.

CURRENT LITIGATION

In an ongoing legal case with Arizona Beer and Cider Company (Plaintiff), the court has ordered a settlement conference scheduled on or before April 12, 2024. The parties have mutually agreed to extend deadlines for active participation in the settlement process, with litigation deadlines set for discovery completion by April 26, 2024, and dispositive motions to be filed by May 31, 2024. The court recognizes potential grounds to dismiss claims against Personality Juice and emphasizes adherence to deadlines and active engagement in the settlement process. The case for Personality Juice 2.0 shows promise with the court's order for a settlement conference and acknowledgment of potential grounds to dismiss claims, suggesting a potential favorable resolution, but the complexity of recovering additional amounts from Arizona Beer and Cider Company introduces a challenging dimension.

Competitors and Industry

Industry & Market

The hard seltzer industry is growing like never before. New brands are entering the scene, creating more choices and unique flavors. The global hard seltzer market size was estimated at USD 13.48 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 19.8% from 2023 to 2030. The industry's continuous evolution, innovative product launches, and imaginative marketing strategies underscore the crucial significance of shining amidst the crowd— and we believe that we are.

Competitors

Highnoon: High Noon is known for producing vodka-based, ready-to-drink (RTD) cocktails. These cocktails typically come in cans and are popular for their convenience and ease of consumption. The brand gained popularity for its use of real fruit juice and lack of artificial flavors, high fructose corn syrup, or added sugar.

Whiteclaw: White Claw is a brand of hard seltzer, which is an alcoholic beverage that has gained significant popularity, especially in the United States. Key features of White Claw include:

Low Calorie and Low Carb: White Claw and other hard seltzers are often marketed as lower-calorie and lower-carbohydrate alternatives to traditional alcoholic beverages like beer and cocktails.

Variety of Flavors: White Claw comes in a variety of flavors, such as Black Cherry, Mango, Natural Lime, Ruby Grapefruit, and others. The availability of flavors may vary by region.

Canned Format: White Claw is packaged in cans, making it convenient for on-the-go consumption.

Truly

Truly is a brand of hard seltzer, similar to White Claw. Hard seltzers have become increasingly popular in recent years as a light and refreshing alcoholic beverage option. Like other hard seltzers, Truly is made by combining alcohol with carbonated water and natural flavors. Key features of Truly hard seltzer include:

Variety of Flavors: Truly offers a range of flavors to cater to different preferences. Common flavors include Wild Berry, Blueberry Acai, Raspberry Lime, and others.

Low Calorie and Low Carb: Much like other hard seltzers, Truly is often marketed as a low-calorie and low-carb alternative to traditional alcoholic beverages.

Canned Format: Truly is typically packaged in cans, making it convenient for outdoor activities, parties, and on-the-go consumption.

Happy Dad

Happy Dad is a brand of hard seltzer founded by comedian and actor Chris D'Elia. Happy Dad is part of the growing market of hard seltzers, which are alcoholic beverages made by combining carbonated water with alcohol and various flavors. Key features of Happy Dad include:

Flavor Variety: Similar to other hard seltzer brands, Happy Dad offers a variety of flavors to appeal to different tastes.

Low Calorie and Low Carb: Hard seltzers, including Happy Dad, are often marketed as low-calorie and low-carb alternatives to traditional alcoholic beverages.

Celebrity Endorsement: Chris D'Elia's involvement in the brand adds a celebrity element to its marketing.

Key Attributes that We Believe Differentiate Personality Juice:

Less Carbonation, More Flavor:

Differentiator: Personality Juice is specifically crafted with a focus on providing a unique drinking experience—less carbonation than traditional seltzers. This positions it as the go-to choice for consumers who want bold flavor without the overwhelming fizz.

Bold Flavor Profiles:

Differentiator: Personality Juice takes flavor seriously, offering a range of bold and distinctive taste combinations that set it apart from other beverages in the category. The brand is all about making a statement with every sip.

Authenticity in Ingredients:

Differentiator: Committed to quality, Personality Juice uses authentic, natural ingredients in its formulations. This emphasis on transparency and real flavors resonates with consumers seeking an honest and genuine beverage choice.

Vibrant and Eye-Catching Branding:

Differentiator: The brand's visual identity is designed to catch the eye. With bright colors, engaging packaging, and a design that reflects the brand's personality, Personality Juice stands out on the shelf and in social media feeds.

Unapologetic Brand Persona:

Differentiator: Personality Juice exudes confidence and encourages consumers to be unapologetically themselves. The brand's bold and witty communication style resonates with those seeking a beverage that aligns with their own unique personality.

Limited Edition Flavors:

Differentiator: To keep things exciting and exclusive, Personality Juice regularly introduces limited edition flavors. This strategy not only creates a sense of urgency but also positions the brand as dynamic and always ahead of the curve.

Engagement through Experience:

Differentiator: Personality Juice isn't just a drink; it's an experience. The brand focuses on creating engaging events and online experiences, fostering a community around its product, and allowing consumers to connect over shared tastes and preferences.

Sensory Appeal:

Differentiator: Beyond taste, Personality Juice pays attention to the overall sensory experience. The balance of aroma, mouthfeel, and the sensation of less carbonation creates a distinctive and memorable drinking moment.

Instagram-Worthy Moments:

Differentiator: Understanding the power of social media, Personality Juice encourages consumers to share their vibrant and flavorful moments. The brand actively promotes an Instagram-able lifestyle, turning every sip into a shareable experience.

Consumer-Driven Innovation:

Differentiator: Personality Juice values consumer feedback and preferences. By actively involving its audience in the development process, the brand ensures that its offerings remain attuned to the evolving tastes and desires of its customer base.

Current Stage and Roadmap

Current Stage

We feel our accolades speak volumes – from Silver Taste Awards to Guinness World Records, we're crafting a legacy worth toasting. We're partnering with Nashville's liveliest spots, becoming synonymous with fun and fervor. Moreover, we're setting our sights on top-tier partnerships, from Morgan Wallen to emerging celebrities, to further amplify our appeal.

Currently, you can find Becky Personality Juice gracing the shelves of carefully chosen boutique hotels and bars nationwide. Plus, we've got you covered with a chic merch shop that's as cool as our beverages.

Future Roadmap

Capitalizing on the growing trend of online alcohol sales, we believe we're strategically adapting to changing consumer habits. Additionally, our entry into the Ready-to-Drink (RTD) beverage market, with canned cocktails and pre-mixed options may position Personality Juice as a contender in the evolving landscape of beverage consumption.

## The Team

Officers and Directors

Name: Eric James Burdick

Eric James Burdick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: September, 2020 - Present
  Responsibilities: Responsible for major decision-making, managing overall operations, and setting the company's strategic marketing direction. Eric does not currently receive salary compensation for this role. The Company anticipates it will begin paying Eric a salary once its cash on hand reaches and/or exceeds $200k, representing financial stability.

Name: Sheldon Ray Wiley

Sheldon Ray Wiley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Co-Founder, and Director
  Dates of Service: January, 2019 - Present
  Responsibilities: As a co-founder and creative-ops specialist, my role in raising capital is to support the fundraising efforts through creative and operational strategies. I'm responsible for designing visually engaging pitch materials, crafting compelling storytelling content, and coordinating logistics for fundraising events or presentations. Their ability to blend creativity with operational efficiency helps enhance the overall fundraising process and attract potential investors or donors. Sheldon does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Noble, Inc.
  Title: Advisor
  Dates of Service: June, 2017 - Present
  Responsibilities: General advisor

Other business experience in the past three years:

- Employer: The Maggiore Group
  Title: Director of Beverage/Corp. Mixologist
  Dates of Service: September, 2017 - Present
  Responsibilities: Beverage Mixology

Name: Rachel Marie Rice

Rachel Marie Rice 's current primary role is with Padilla. Rachel Marie Rice currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Director
  Dates of Service: April, 2022 - Present
  Responsibilities: Development of financial modeling, distribution strategy and investor relations. Rachel does not currently receive salary compensation for this role. Rachel will be signing off on the Form C as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: COYABLU
  Title: Co-Founder & Board Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: Development and creation of the Start-up business model, distribution strategy, formulation, marketing and branding, strategic goals, and investor relations.

Other business experience in the past three years:

- Employer: Padilla
  Title: CFO
  Dates of Service: November, 2018 - Present
  Responsibilities: Strengthening Padilla, SHIFT Communications and AXON US businesses as part of AVENIR GLOBAL. Leading the integration and optimization of the US businesses; connecting the right individuals, processes and systems. Managing the financial risks in the organization; ensuring the integrity of fiscal data and modeling transparency and accountability while playing a fundamental role in the development and critique of strategic choices.

Other business experience in the past three years:

- Employer: Financial Executives International (FEI)
  Title: President Elect
  Dates of Service: June, 2019 - Present
  Responsibilities: President Elect of the FEI Twin Cities Chapter - creation of an integrated marketing communications (IMC) framework and plan. Member of the Executive Committee.

Other business experience in the past three years:

- Employer: Riverton Community Housing
  Title: Board Director & Treasurer
  Dates of Service: May, 2008 - February, 2023
  Responsibilities: Chair of Audit Committee for Riverton Community Housing board of directors. Overseeing governance and control for a non-profit affordable student housing cooperative. While developing and enforcing strong internal controls, fiscal policy and financial management strategies. Conducting reviews and analysis of quarterly and annual budgets along with the annual audit of the financial records with asset management of $50M.

Name: Lindsay Kate Eshelman

Lindsay Kate Eshelman's current primary role is with Gruppo Montenegro. Lindsay Kate Eshelman currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Executive level leadership on brand development and growth strategy. Lindsay does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Gruppo Montenegro
  Title: Head of Marketing
  Dates of Service: November, 2022 - Present
  Responsibilities: Head of marketing for leading global brand Amaro Montenegro

Other business experience in the past three years:

- Employer: Confront Art
  Title: Co-Founder
  Dates of Service: June, 2020 - Present
  Responsibilities: Marketing and Advertising guidance

Other business experience in the past three years:

- Employer: GEM&BOLT Mezcal + Damiana
  Title: Vice President
  Dates of Service: January, 2018 - April, 2022
  Responsibilities: Marketing and advertising guidance

Other business experience in the past three years:

- Employer: Recit Gro
  Title: Co-Founder & Head of Business Development
  Dates of Service: January, 2018 - January, 2022
  Responsibilities: Marketing and advertising guidance

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of

the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been

reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, Alcohol production. Our revenues are therefore dependent upon the market for the alcohol beverage industry.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Becky Personality Juice was formed on 7-03-20. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Becky Personality Juice has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 7-8 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company is currently involved in an ongoing litigation.
In an ongoing legal case with Arizona Beer and Cider Company (Plaintiff), stemming from an exclusive distribution agreement between the Company and the Plaintiff, the court has ordered a settlement conference scheduled on or before April 12, 2024. The parties have mutually agreed to extend deadlines for active participation in the settlement process, with litigation deadlines set for discovery completion by April 26, 2024, and dispositive motions to be filed by May 31, 2024. The court recognizes potential grounds to dismiss claims against Personality Juice and emphasizes adherence to deadlines and

active engagement in the settlement process. The case for Personality Juice 2.0 shows promise with the court's order for a settlement conference and acknowledgment of potential grounds to dismiss claims, suggesting a potential favorable resolution, but the complexity of recovering additional amounts from Arizona Beer and Cider Company introduces a challenging dimension.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Eric Burdick | 599,476 | Common Stock | 23.34% |

## The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 689,944 of Preferred Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,222,222 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 222,222 shares to be issued pursuant to the Company's 2023 Equity Incentive Plan (EIP).

Dividends: Subject to provisions of law and the Company's Amended and Restated Articles of Incorporation (please see Exhibit F of the Offering Memorandum), the holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefor at such times and in such amounts as the Board of Directors of the Corporation may determine ini its sole discretion.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $40,000.00
Maturity Date: August 01, 2025
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Maturity Date; Qualified Financing; or Change of Control

Material Rights

Conversion at Qualified Financing: In the event the Company consummates, while the Note is outstanding, an equity financing pursuant to which it sells shares of its equity securities (the "Next Round Securities"), with an aggregate sales price of not less than $5,000,000, excluding any and all indebtedness under the Notes that is converted into Next Round Securities, and with the principal purpose of raising capital (a "Qualified Financing"), then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert into shares of the Next Round Securities at 90% of the cash price per share paid by the other purchasers of Next Round Securities in the Qualified Financing.

Change of Control: If the Company is acquired prior to the Qualified Financing, each Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 568,642 outstanding.

Voting Rights

1 vote per share.

Material Rights

Holders of Preferred Stock have certain Dividend Rights and Liquidation Preferences. Please see Exhibit F of the Offering Memorandum to the Form C for additional details.

## What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Units
  Type of security sold: Equity
  Final amount sold: $1,482,500.00
  Number of Securities Sold: 800
  Use of proceeds: Starting of the company, R&D runs, production runs, marketing, advertising, branding, entering multiple markets .
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $40,000.00
  Use of proceeds: Marketing, branding, sales, entering new markets and awareness.
  Date: August 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

### Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $212 compared to $125,095 in fiscal year 2022.

Revenues increased for multiple reasons: we've worked through the flaws of R&D production runs, scaling into multiple States and entering the big box chains.

Cost of sales

Cost of Sales for fiscal year 2021 was $14,980 compared to $242,804 in fiscal year 2022.

An increase in costs was expected and mainly due to the addition of production runs.

Gross margins

Gross margins for fiscal year 2021 were ($14,768) compared to ($117,709) in fiscal year 2022.

The change in gross margin is due to increase COGS with production runs. This is typical in our industry dealing with the Tier Three system.

Expenses

Expenses for fiscal year 2021 were $1,245,103 compared to $479,630 in fiscal year 2022.

We worked diligently to lower costs in 2022, the earlier expenses were for the addition of contractors, marketing and branding while scaling into new markets of Arizona, Tennessee, California, Florida and New York.

Historical results and cash flows:

The Company is currently in the growth, existing production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the initial R&D production runs are complete. Past cash was primarily generated through limited sales and equity investments. We aim to increase sales rapidly by scaling into new markets and entering the big box chains. We also plan to have positive free cash flow after scaling. In doing so, we can scale operationally with new co-packers for larger-scale production runs, liquidity will be challenging to pay upfront costs for production runs, and it's costly to enter new markets while marketing and promoting our brand.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December, 2023, the Company has capital resources available in the form of cash on hand of $11,000, limited sales of $40,000 and if needed, a shareholder loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support scaling into additional markets, larger production runs and the ability to enter the big box chains.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company to grow and scale. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for multiple years. This is based on a current monthly burn rate of $10,000 for expenses related to sales, marketing and branding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for multiple years.

This is based on a current monthly burn rate of $10,000 for expenses related to sales, marketing and branding. We would increase our monthly burn rate to account for growing and scaling the company. We expect this increase to account for an additional $10,000 to our burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including shareholder loans or convertible notes.

## Indebtedness

- Creditor: Co-founders, friends & family
  Amount Owed: $355,720.00
  Interest Rate: 0.0%
  These loans are due in 2024.

- Creditor: Convertible Notes
  Amount Owed: $40,000.00
  Interest Rate: 10.0%
  Maturity Date: August 25, 2025

## Related Party Transactions

- Name of Entity: Co-founders, friends & family
  Relationship to Company: Co-founders, friends & family
  Nature / amount of interest in the transaction: $355,720; 0% interest
  Material Terms: Related parties loaned the Company funds totaling $355,720 as of December 31st, 2022. The loans do not accrue interest and are due in 2024.

## Valuation

Pre-Money Valuation: $4,995,646.56

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) any shares reserved for issuance under a stock plan are issued.

The Company determined its pre-money valuation based on an analysis of the following factors:

Market Growth & Trends (the Opportunity)

Currently, the global Ready-to-Drink (RTD) market size is valued at $32.94 billion. Experts predict that it will reach $85.5 billion by 2030. The RTDs alcohol market is projected to grow at a CAGR of 11.2% during the timeframe of 2022 - 2030. The advantages of RTD alcohol beverages are convenience, portability, price point, sustainability, and branding. Given the expected growth of the Company's industry, the Company values the size of the Opportunity at $1.25M.

Comparable Competitor Companies

We have identified several comparable companies in the Ready-to-Drink (RTD) industry with similar structures, market positioning, and growth potential. These companies have achieved valuations in the range that aligns with our pre-money valuation. The Company's competitive edge over comparable companies contributes to $500k of our valuation.

The Value of the Company's Brand, Partnerships, and Assets.

Becky Personality Juice possesses valuable intangible assets, including branding, design, and the formulations of our beverages. We have scaled into multiple markets of Arizona, Tennessee, California, New York, and Florida. These are all high-demand markets for our beverage and merchandise. We have distribution partnerships in each of our markets. The branding is extremely unique for Becky Personality Juice, there is no branding like ours on the market.

Our existing partnerships include distribution centers in each market, plus industry experts who have experience with entering the big box chain stores. Anticipated promotion and advertising with unique influencers that are tailored to our brand and vision. We attribute a value of $750k to these factors.

Strength of the Team

Not only is Becky winning World Spirits awards, but our co-founder is also a three-time award-winning mixologist. The high-caliber team consists of industry specialists in their respective areas of expertise and previous industry exits of Gem & Bolt Mezcal. Our team has proven experience in the beverage industry with launching, growing, and scaling along with diverse skill sets and the passion to succeed.

The Company values the strength of its team at $1.5M.

The Product

Finally, the Company attributes a value of $1M to its product and respective technology.

In Conclusion

There is a sufficiently reasonable basis to state that our valuation is at ~$5M ($4,995,646.56), which we believe could be greater, however, we are using a conservative approach.

## Use of Proceeds

If we raise the Target Offering Amount of $14,998.41 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.76, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing. Inventory: We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion and/and scaling into new markets.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Sales, Marketing, Influencers and Brand Ambassadors. Wages to be commensurate with training, experience and position.

- Working Capital
  58.5%
  We will use 58.5% of the funds for working capital to cover expenses for the product expansion, scaling into new markets as well as ongoing day-to-day operations of the Company. Including marketing and advertising of this Crowdfunding raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tastebecky.com/ (tastebecky.com/investors ).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/personalityjuice

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Personality Juice 2.0, Inc.

[See attached]

**Personality Juice 2.0, LLC** (the "Company") an Arizona Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Personality Juice 2.0, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 31, 2023
Vincenzo Mongio

**Statement of Financial Position**

| | As of December 31, | |
|---|---|---|
| | **2022** | **2021** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 334 | 227,938 |
| Inventory | 50,619 | - |
| Total Current Assets | 50,953 | 227,938 |
| TOTAL ASSETS | 50,953 | 227,938 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 71,326 | 6,500 |
| Total Current Liabilities | 71,326 | 6,500 |
| Long-term Liabilities | | |
| Notes Payable - Related Parties | 355,720 | - |
| Total Long-Term Liabilities | 355,720 | - |
| TOTAL LIABILITIES | 427,046 | 6,500 |
| EQUITY | | |
| Member's Contributions | 1,482,500 | 1,482,500 |
| Accumulated Deficit | (1,858,592) | (1,261,062) |
| Total Equity | (376,092) | 221,438 |
| TOTAL LIABILITIES AND EQUITY | 50,953 | 227,938 |

**Statement of Changes in Member Equity**

| | Member Capital | | | | |
|---|---|---|---|---|---|
| | **Voting Common Units** | **Non-Voting Common Units** | **$ Amount** | **Accumulated Deficit** | **Total Member Equity** |
| Beginning Balance at 1/1/2021 | - | - | - | (1,190) | (1,190) |
| Member's Contributions | 800 | 577 | 1,482,500 | - | 1,482,500 |
| Net Income (Loss) | - | - | - | (1,259,872) | (1,259,872) |
| Ending Balance 12/31/2021 | 800 | 577 | 1,482,500 | (1,261,062) | 221,438 |
| Net Income (Loss) | - | - | - | (597,530) | (597,530) |
| Ending Balance 12/31/2022 | 800 | 577 | 1,482,500 | (1,858,592) | (376,092) |

**Statement of Operations**

| | Year Ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Revenue | 125,095 | 212 |
| Cost of Revenue | 242,804 | 14,980 |
| Gross Profit | (117,709) | (14,768) |
| Operating Expenses | | |
| Advertising and Marketing | 79,949 | - |
| General and Administrative | 394,128 | 1,242,378 |
| Rent and Lease | 5,605 | 2,725 |
| Total Operating Expenses | 479,682 | 1,245,103 |
| Operating Income (loss) | (597,391) | (1,259,872) |
| Other Expense | | |
| Interest Expense | 139 | |
| Total Other Expense | 139 | - |
| Earnings Before Income Taxes | (597,530) | (1,259,872) |
| Provision for Income Tax Expense/(Benefit) | - | - |
| Net Income (loss) | (597,530) | (1,259,872) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (597,530) | (1,259,872) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Payable and Accrued Expenses | 64,826 | 6,500 |
| Inventory | (50,619) | - |
| Other | - | (1,190) |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 14,207 | 5,310 |
| Net Cash provided by (used in) Operating Activities | (583,324) | (1,254,562) |
| FINANCING ACTIVITIES | | |
| Proceeds from Member's Contributions | | 1,482,500 |
| Proceeds from Debt Issuances - Related Parties | 355,720 | |
| Net Cash provided by (used in) Financing Activities | 355,720 | 1,482,500 |
| Cash at the beginning of period | 227,938 | - |
| Net Cash increase (decrease) for period | (227,604) | 227,938 |
| Cash at end of period | 334 | 227,938 |

**Personality Juice 2.0, LLC**
**Notes to the Unaudited Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Personality Juice 2.0, LLC ("The Company") was formed in Arizona on July 3rd, 2020. Becky, the brand, is an award winning hard seltzer made with carbonated water, erythritol, lemon juice concentrate, and natural flavors. Becky is shipping to multiple States using the three tier model for alcoholic beverages in the US.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligations is the delivery of products. Revenue is recognized at the time of shipment.

Concentration of Revenue

The Company generated 54% and 38% of its revenue from two different customers during the cumulative periods of 2021 and 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had inventory totaling $50,619 as of December 31st, 2022, consisting of 2,704 cases of product at a cost per case of $18.72.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related parties loaned the Company funds totaling $355,720 as of December 31st, 2022. The loans do not accrue interest and are due in 2024.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

**Debt Principal Maturities 5 Years Subsequent to 2022**

| Year | Amount |
|---|---|
| 2023 | - |
| 2024 | $355,720 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| Thereafter | - |

## NOTE 6 – EQUITY

The Company has authorized 900 voting common units. 800 voting common units were issued and outstanding as of 2022.

**Voting**: Common unitholders are entitled to one vote per unit. They are not entitled to any dividends. Conversion is only available for a qualifying liquidity event or a change of control event.

The Company has not set a limited as to the total non-voting common units it can authorize. The Company had 577 non-voting common units issued and outstanding as of 2022.

**Voting**: Non-voting common unitholders are not entitled to vote. They are not entitled to any dividends.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 31, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF PERSONALITY JUICE

# Be a Becky, not a Karen.

Becky Personality Juice isn't your ordinary Cocktail in a Can– it's an experience that spikes your personality. Riding the wave of the booming canned cocktail market, our unique blend...
**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Becky
PERSONALITY JUICE
BEST TASTING SELTZER ON THE PLANET
BRING ON BECKY

**$0 Raised**

## REASONS TO INVEST

- Go beyond the can with Becky Personality Juice, an innovative cocktail in a can offering award-winning taste without artificial additives. More than a beverage company, we prioritize marketing that crafts unique and memorable experiences. Join us in redefining the beverage landscape.
- The hard seltzer market is projected to reach $30.9B by 2028*. Personality Juice is seeking to forge significant partnerships with like-minded brands, professional sports teams, artists, influencers, and award-winning production facilities. This unique positioning ensures unparalleled exposure and a firm grip on quality, supply, and demand.
- Guided by the visionary leadership of CEO Eric Burdick, the creative genius of Guinness World Record Mixologist Sheldon Wiley, and the industry expertise of Lindsay Eshelman, we have crafted a strategic team of seasoned professionals. Fueled by creativity and innovation, our team delivers comprehensive value across the entire supply chain.

*Source

**Invest Now**
$1.79 Per Share

| RAISED | INVESTORS |
|---|---|
| $0 | --- |
| **MIN INVEST** | **VALUATION CAP** |
| $250.60 | $5M |

THE PITCH

## Who The F is Becky?


Becky is unapologetically basic, yet relatable.
Let's be honest, we all have a little "Becky" in us.


BECKYWOOD
Becky
PERSONALITY JUICE
PASSION FRUIT
PINK LEMONADE

Join us in revolutionizing the Canned Cocktail market with Becky – where every sip is an experience, a vibe, and a mood in a can. With an authentic essence fueled by dedicated founders, Becky is seeking to bridge the gap between ordinary and extraordinary, promising a taste adventure that's rewriting the rules. As the canned cocktail hard seltzer industry experiences growth, we believe Becky's creativity, innovation and appeal stands ready to make its mark, capturing the hearts of trendsetters and taste seekers alike.


TASTE ME
Becky
PERSONALITY JUICE
Mango
Pink Lemonade
Tropical Cherry
Passion Fruit

Our acclaimed flavors are just the beginning; we are revolutionizing refreshment with one of the world's finest cocktails in a can! Supported by celebrity endorsements and driven by an all-star team, including industry pro Lindsay Eshleman, who is renowned for her role in launching celebrity brands and leading endorsements. Furthermore, our collaborations with professional sports teams and influencer talent agencies, enhances our industry exposure, ensuring we make a huge splash in the market.

**THE OPPORTUNITY**

## Redefining the Refreshment

We believe the refreshment industry was longing for a splash of personality and a taste that truly resonates. Enter Becky Personality Juice, a vibrant disruptor in the beverage space. Since our market debut in January 2021, Personality Juice has been all about fun, engagement, and unapologetic zest, crafting a personified experience within a can. Although it's not just about the juice; it's a movement that's redefining how we savor life. We're not in the beverage market – we're in the lifestyle marketing arena, transforming buyers into brand advocates.


Becky
Becky
ADULT


ADVISORY
MAY SPIKE PERSONALITY

Why Becky? Let's get real. The hard seltzer scene needed a splash, a gulp of fresh juice, and a whirlwind of flavor (that's as unique as you are). While others in the space may have settled for ordinary, Becky chose to write her own narrative. We believe we're the bridge between what you know and what you've been craving— that TASTE of refreshing personality. And oh boy, we've noticed that the market is thirsty for it! For the craft beverage connoisseurs to the health-conscious trendsetters seeking balanced, low-calorie, and low-sugar options – Becky is running fast in her own lane and has something to offer every type of consumer.

Currently, you can find Becky Personality Juice gracing the shelves of carefully curated boutique hotels, all Total Wine & More locations in Arizona, and many trendy bars and retail locations in AZ, TN, CA, and distribution rights in NY, FL, and SC. Served at many large events, golf tournaments, and festivals, ranging from Gold Rush by Relentless Beats to Scottsdale TASTE.


12oz Cans
With
5% ABV
7% fruit juice
0
artificial flavors & sweeteners
artificial preservatives or added sulfites
Becky
PERSONALITY JUICE
MANGO

THE MARKET & OUR TRACTION

## The Hard Seltzer Universe is Here to Stay

The hard seltzer industry is growing like never before. New brands are entering the scene, creating more choices and unique flavors. The market is on an incredible trajectory, expected to soar from $22.8B in 2022 to a projected $30.9B by the end of 2028, boasting a 12.7% CAGR between 2023 and 2028 (source). The industry's continuous evolution, innovative product launches and imaginative marketing strategies underscore the crucial significance of shining amidst the crowd— and we believe that we are.


BEST TASTING SELTZERS ON THE PLANET
ONE OF THE
Becky
PERSONALITY JUICE
SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 22
SILVER
TROPICAL CHERRY
MANGO
PASSION FRUIT


PINK LEMONADE PASSION FRUIT MANGO TROPICAL CHERRY
THIRST TRAP VARIETY PACK
Becky
PERSONALITY JUICE
1-800-GIMMETHATBECKY

Our dream team of advisors is the driving force behind Becky's journey. Lindsay Eshelman, our CMO, brings unparalleled expertise from spearheading startup growth in the alcohol beverage realm, including leadership roles with GEM & BOLT MEZCAL, Campari Group, and Stoli. Rachel Rice, our CFO, leverages her experience managing financial risks and overseeing fiscal data integrity at Padilla to ensure sound financial strategies. And with Reed Dickens, renowned entrepreneur and strategic advisor in our corner, we're destined to make waves. Sheldon Wiley, our Co-founder and trusted mixology maverick, is the mastermind behind our exceptional, unique craft canned beverages. Co-Founder (Brand God) Eric Burdick masterfully steering the marketing ship, his brand and creative knowledge has pierced the social landscape of discovery, fostering unparalleled growth and engagement.

We believe our accolades speak volumes – from San Francisco World Spirits Competition Silver Taste Awards to Guinness World Records, we're crafting a legacy worth toasting to. We're developing relationships with Nashville's liveliest spots, becoming synonymous with fun and fervor. Moreover, we're setting our sights on top-tier partnerships, from Morgan Wallen to emerging celebrities, to further amplify our appeal.

Capitalizing on the growing trend of online alcohol sales, we're strategically adapting to changing consumer habits. Additionally, our entry into the Ready-to-Drink (RTD) beverage market, with canned cocktails and pre-mixed options positions Personality Juice as a significant contender in the evolving landscape of beverage consumption.

**WHY INVEST**

## Turn Fizz into Fun w/ Personality Juice


Becky
PERSONALITY JUICE
ADVISORY
becky

Join Personality Juice as we rewrite the refreshment playbook! With e-commerce thriving and premium products in demand, investing in us means more than just a drink. The Becky brand revolutionizes with vibrant flavors, a commitment to sustainability, and an unforgettable bold vibe.

Invest in the spirit of possibility, the taste of adventure, and the future of fizzy fun. Together, let's infuse meaning into each moment and raise a can to break boundaries! In 2024 our distribution plan is to be featured in Target, Trader Joe's, and Costco to experience the excitement firsthand. Cheers to a new era of refreshment!

## ABOUT

HEADQUARTERS
**7181 E. Camelback Rd.**
**Scottsdale, AZ 85251**

WEBSITE
**View Site**

Becky Personality Juice isn't your ordinary Cocktail in a Can– it's an experience that spikes your personality. Riding the wave of the booming canned cocktail market, our unique blend of innovation, authentic flavor, and industry excellence positions us to captivate health-conscious consumers and rewrite the rules of refreshment.

## TEAM



**Eric Burdick**
**Chief Executive Officer, Co-Founder, and Director**

Innovator of branding & marketing. Over 15 years of F&B experience in the hospitality arena. Deep understanding of consumer behavior and market trends. I possess a unique talent for creating impactful brand identities and compelling marketing strategies that resonate with target audiences.



**Sheldon Ray Wiley**
**Chief Operating Officer, Co-Founder, and Director**

Meet Sheldon Wiley, the undisputed master of mixology and a bona fide Guinness World Record holder not once, not twice, but three times over! With lightning-fast hands and a molecular touch, he can whip up drinks at warp speed, leaving jaws dropped and taste buds tingling. His accolades and award-winning beverage programs have graced the pages of so many magazines that you'd need a team of researchers to keep track. And in 2021, he took his craft to new heights, launching the one and only ""Becky - Personality Juice"" in cans, conquering markets across AZ, TN, SC, CA, FL, and NY. Cheers to Sheldon, the ultimate cocktail connoisseur and record-breaking trailblazer!



**Rachel Marie Rice**
**Chief Financial Officer and Director**

A strategic and performance focused financial executive with a high level of integrity, dependability and a strong sense of urgency with results-orientation. Motivational leader known for clearly defining mission and goals, aligning people and resources, and consistently delivering results that exceed expectations. Rachel works an average of 5 hours per week for Personality Juice.



**Lindsay Kate Eshelman**
**Chief Marketing Officer**

With over 15 years of experience in CPG and spirits, Lindsay brings to the table executive leadership in both marketing and sales. Having worked for leading brands both in the US and in Europe, she her work has focused on leading global brands such as Aperol and Stoli to achieving unprecedented growth under her leadership. Additionally, she has been tapped by many of Hollywood's elite to conceptualize and launch numerous celebrity brands, lead endorsements, and act as a liaison between talent and brands for some of the biggest names in entertainment. Lindsay works an average of 5 hours per week for Personality Juice.

# TERMS

Personality Juice

## Overview

PRICE PER SHARE
**$1.79**

VALUATION
**$5M**

DEADLINE
**Apr. 16, 2024 at 11:59 PM PDT**

FUNDING GOAL
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT
**$250.60**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,234,999.76**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**8,379**

SHARES OFFERED
**Preferred Stock**

MAX NUMBER OF SHARES OFFERED
**689,944**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

*What is a Equity Offering?*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives & Bonuses***

Loyalty Bonus | 5% Bonus Shares

Email List Subscribers + TTW Reservation Indicators

**Time-Based Perks**

Friends and Family Bonus

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 5% bonus shares.

**Amount-Based Perks**

Flavorful Beginnings

Invest $1,000+ and unlock a glimpse of the future with an exclusive Becky Swag Bag. Immerse yourself deeper in the Becky experience with branded goodies that showcase your love for the seltzer sensation. Your journey starts here.

Fruity Fusion Feast

Invest $5,000+ and engage in a virtual call with the founders. Connect directly with the minds behind Becky and enjoy a delightful 3% bonus in shares.

Bold Flavor Explorer

Invest $10,000+ and embark on a personalized VIP Becky Tasting Experience. Set forth on an enticing flavor exploration led by the creators. Plus, relish an additional 5% bonus in shares.

Staycation With Becky

Invest $25,000+ and escape to an exclusive Becky staycation Weekend, a haven of relaxation infused with Becky's signature personality. Immerse yourself in an unforgettable spa day meets Becky's essence. Plus, savor a refreshing 10% bonus in shares, making this experience more rewarding.

Tropical Triumph

Invest $50,000+ and jet-set to Becky's HQ for a fully immersive encounter. Elevate your investment with an all-inclusive journey to Becky's headquarters. Uncover the heart of Becky and savor a tantalizing 15% bonus in shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned* *by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Owners' Bonus**

Personality Juice 2.0, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.79 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $179. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Vendor payments.*

## ALL UPDATES

Show More Updates

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Personality Juice.

## JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

**Ice breaker! What brought you to this investment?**

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

## WHY STARTENGINE?

**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

**SECURE**
Your info is your info. We take pride in keeping it that way!

**DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

## FAQS

### Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey flavor enthusiasts, Sheldon Wiley here pumped to introduce you to something special, Becky Personality juice. The seltzer scene exploded, but they're kind of dull, so we pivoted. Our solution the best tasting cocktail in a can. And why believe me? I'm not just Sheldon, I'm a three time Guinness world record holding mixologist.

But we're not just coming with lightning speed, we also have lightning in the can. And today, we're ready to share that magic with you. Investors might think, another brand in a can? Simple. We refuse to be regular - bold statement? I'm telling you, we back it up. No forward looking statements, just transparency. Becky isn't just an average canned cocktail.

She's an absolute symphony for your senses.

Hello. Rachel Rice, CFO of Becky Personality Juice. We have aggressive and attainable targets - branding, marketing, promotion, advertising and the scaling up our production runs.

My name is Lindsey Eschleman and I am executive leadership over here at Becky. I am thrilled to take all my experience in marketing and sales and put it into a product and a project that gives a new perspective on beverage and can really redefine the way that we think of Seltzers. Your bar needs Becky, your backyard needs Becky.

Becky is ready to come to a town near yours.

Hey party people, Eric Burdick in the house, co-founder and CEO Becky Personality Juice. From an established nightclub owner, to a passionate beverage creator, my journey blends consumer insights, trend awareness and effective marketing strategies. Crafting Becky, I leverage my network for impactful partnerships in strategic distribution through a captivating venture into the beverage landscape. Join us in the rebellion against Boring drinks.

God damn!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Division

Sonora Rose

| | | |
|---|---|---|
| **RE:** | **Entity Name:** | PERSONALITY JUICE 2.0, INC. |
| | **ACC File Number:** | 23564187 |
| | **ACC Order Number:** | 202312042431789 |
| | **Document Received Date:** | 12/04/2023 |

We are pleased to notify you that the Restated Articles of Incorporation - For-Profit for the above-referenced entity have or has been APPROVED for filing.

**If the known place of business of the corporation is NOT in Maricopa County or Pima County**, the document must be published. The publication must be completed within 60 days after 12/5/2023, which is the date the ACC approved the document for filing, and must be in a newspaper of general circulation in the county of the known place of business in Arizona for three consecutive publications. A list of acceptable newspapers in each county is available on the ACC website at azcc.gov/divisions/corporations/newspaper-list-for-publishing.pdf. You may receive an Affidavit of Publication from the newspaper that may be filed with the ACC, but filing it is not mandatory.

**If the known place of business of the corporation is in Maricopa County or Pima County**, the Commission has already posted notice of the approved document on its website at ecorp.azcc.gov/publicnotice. This posting by the Commission satisfies the statutory requirement for public notice, and no further action on your part is required in order to satisfy the notice requirement. You may, however, choose to provide additional public notice by publishing a copy of the approved document in a newspaper. If you choose to publish, the publication must be completed within 60 days after 12/5/2023, which is the date the ACC approved the document for filing, and must be in a newspaper of general circulation in the county of the known place of business in Arizona for three consecutive publications. A list of acceptable newspapers in each county is available on the ACC website at azcc.gov/divisions/corporations/newspaper-list-for-publishing.pdf.

The Corporations Division strongly recommends that you periodically monitor the corporation's public record, which can be viewed at ecorp.azcc.gov. If you have questions or for further information, contact Customer Service at 602-542-3026, or, within Arizona only, 800-345-5819.

# CERTIFICATE CONCERNING

# RESTATED ARTICLES OF INCORPORATION

### FOR-PROFIT CORPORATION

## ENTITY INFORMATION

| | |
|---|---|
| **ENTITY NAME:** | PERSONALITY JUICE 2.0, INC. |
| **ENTITY ID:** | 23564187 |
| **ENTITY TYPE:** | Domestic For-Profit (Business) Corporation |

**FORMER ENTITY NAME** No name change

## STATUTORY AGENT INFORMATION

| | |
|---|---|
| **STATUTORY AGENT NAME:** | SHELDON WILEY |
| **PHYSICAL ADDRESS:** | 10835 S. SAHUARO DR., SCOTTSDALE, AZ 85259 |
| **MAILING ADDRESS:** | |

## KNOWN PLACE OF BUSINESS

7181 E. CAMELBACK ROAD, UNIT 302, SCOTTSDALE, AZ 85251

## PRINCIPAL INFORMATION

COO (Chief Operating Officer): Sheldon Wiley - 10835 E. Sahuaro Dr., SCOTTSDALE, AZ, 85259, USA - - Date of Taking Office:

Director: ERIC BURDICK - 7181 E. CAMELBACK ROAD, UNIT 302, SCOTTSDALE, AZ, 85251, USA - - Date of Taking Office: 08/03/2023

Director: SHELDON WILEY - 10835 E. SAHUARO DR., SCOTTSDALE, AZ, 85259, USA - - Date of Taking Office: 08/03/2023

## ADOPTION AND VOTE

| | |
|---|---|
| **ADOPTION DATE:** | 11/29/2023 |
| **Does the amendment provide for an exchange, reclassification or cancellation of issued shares?** | NO |
| **Does the amendment contain provisions for implementing the exchange, reclassification or cancellation of issued shares?** | NO |
| **Approved by incorporators or board of directors without shareholder action, and shareholder approval was not required, or no shares have been issued** | NO |
| **Approved by shareholders but not by voting groups** | YES |
| **Approved by shareholders and voting groups** | NO |
| **Approved by voting group(s) only** | NO |

## SIGNATURE

COO (Chief Operating Officer): Sheldon Wiley - 12/04/2023

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

# CERTIFICATE CONCERNING RESTATED ARTICLES OF INCORPORATION

## FOR-PROFIT CORPORATION

*Read the Instructions C012i*

1. **ENTITY NAME** – give the exact name of the corporation as currently shown in A.C.C. records:
PERSONALITY JUICE 2.0, INC.

2. **DATE OF ADOPTION** - date on which the restated Articles were adopted: 11/29/2023

3. **APPROVAL OF RESTATED ARTICLES** – check 3.1 *or* 3.2 (not both) and follow instructions:

3.1 ☐ The restated Articles were approved by the **board of directors without shareholder action**, and shareholder approval was not required or no shares have been issued – go to number 5.

3.2 ☒ The restated Articles contain one or more **amendments that required shareholder approval** – continue with number 4.

4. **APPROVAL OF AMENDMENTS BY SHAREHOLDERS –** if 3.2 is checked, check the appropriate box below concerning shareholder approval of the restated Articles with amendments and follow instructions (review the Instructions C012i for information about voting groups):

☑ Approved by shareholders but not voting groups – complete numbers 4.1 and 4.2.

☐ Approved by shareholders *and* voting groups - complete numbers 4.1, 4.2, and 4.3.

☐ Approved by voting group(s) only – complete numbers 4.1 and 4.3.

4.1 **Shares -** list below each class and/or series of shares and the total number of outstanding shares for each class or series (*example:* common stock, 100 shares). If more space is needed, check this box ☐ and complete and attach the Shares Issued Attachment form C097.

| | | |
|---|---|---|
| Class: Common | Series: | Total: 800 |
| Class: | Series: | Total: |
| Class: | Series: | Total: |
| Class: | Series: | Total: |
| Class: | Series: | Total: |

**4.2 Shareholder Approval –** all blanks must be filled in:

| Total votes entitled to be cast | Votes in favor that were sufficient for approval of amendments | Votes against amendments |
|---|---|---|
| 800 | 800 | 0 |

**4.3 Voting groups** – all blanks must be filled in *for each voting group.* Review the Instructions C012i for information on voting groups. If more space is needed, check this box ☐ and complete and attach the Voting Attachment form C089.

| Voting Group (class / series) | Total votes in voting group | Indisputable votes at meeting | Votes in favor that were sufficient for approval of amendments | Votes against amendments |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**5. The Restated Articles or Amended and Restated Articles must be attached to or submitted with this Certificate.**

**SIGNATURE:** By checking the box marked "I accept" below, I acknowledge *under penalty of law* that this document together with any attachments is submitted in compliance with Arizona law.

☑ I ACCEPT

DocuSigned by: Sheldon Wiley
89666B06B49C49A

| Signature | Printed Name | Date |
|---|---|---|
| Sheldon Wiley | Sheldon Wiley | 12/1/2023 |

**REQUIRED –** check only one:

| ☐ | ☒ | ☐ | ☐ |
|---|---|---|---|
| I am the **Chairman of the Board of Director** of the corporation filing this document. | I am a duly-authorized **Officer** of the corporation filing this document. | I am a duly authorized **Bankruptcy trustee**, receiver, or other court-appointed fiduciary for the corporation filing this document. | I am a **incorporator**, directors have not been selected or the corporation has not been formed. |

**Expedited or Same Day/Next Day services are available for an additional fee – see Instructions or Cover sheet for prices.**

| | |
|---|---|
| Filing Fee: $25.00 (regular processing)<br>All fees are nonrefundable - see Instructions. | Mail: Arizona Corporation Commission - Examination Section<br>1300 W. Washington St., Phoenix, Arizona 85007<br>Fax (for Regular or Expedite Service ONLY): 602-542-4100<br>Fax (for Same Day/Next Day Service ONLY): 602-542-0900 |

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business. All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection. If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

# AMENDED AND RESTATED ARTICLES OF INCORPORATION OF PERSONALITY JUICE 2.0, INC.

Pursuant to A.R.S. §10-1007, the undersigned hereby adopts the following Amended and Restated Articles of Incorporation:

**FIRST: Entity Name**. The name of this corporation is Personality Juice 2.0, Inc. (the "Corporation").

**SECOND: Statutory Agent**. The name and address of the Statutory Agent is Sheldon Wiley, 10835 E. Sahuaro Drive. Scottsdale, AZ 85259.

**THIRD: Known Place of Business.** The street address and known place of business for the Corporation is 7181 E. Camelback Road, Unit 302 Scottsdale, AZ 85251.

**FOURTH: Purpose**. The purpose for which the Corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the laws of the State of Arizona, as the same exists or may hereafter be amended. The Corporation initially intends to conduct the business of producing, marketing, distributing, and selling hard seltzers.

**FIFTH: Directors.** Subject to the bylaws of the Corporation, as the same may be amended from time to time (the "Bylaws"), or any voting agreement of the Corporation, the names and addresses of the persons who are to serve as members of the Board of Directors until their successors are elected and qualified or until their earlier resignation or removal are:

Sheldon Wiley
10835 E. Sahuaro Drive
Scottsdale AZ 85259

Eric Burdick
7181 E. Camelback Road, Unit 302
Scottsdale, AZ 85251

**SIXTH: Capital Stock.** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 4,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) 2,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock").

The following is a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of capital stock of the Corporation.

## A. COMMON STOCK

1. **General**. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held in such holder's name on the books of the Corporation at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation, any Bylaws, any shareholders' or voting agreement, or pursuant to the Arizona Revised Statutes. There shall be no cumulative voting. The number of authorized shares of Common Stock and the number of shares of any series of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of these Amended and Restated Articles of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class but not on an as-converted to Common Stock basis, irrespective of any provision of the Arizona Revised Statutes.

3. **Dividends**. Subject to provisions of law and these Amended and Restated Articles of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors of the Corporation ("Board of Directors") may determine in its sole discretion.

## B. PREFERRED STOCK

1. **Issuance of Preferred Stock in Classes or Series**. The Preferred Stock of the Corporation may be issued in one or more classes or series. Each class or series shall be so designated as to distinguish the shares thereof from the shares of all other classes and series. Except as to the relative designations, preferences, powers, qualifications, rights, and privileges referred to in this Article Sixth, in respect of any or all of which there may be variations between or among different classes or series of Preferred Stock, all shares of Preferred Stock shall be identical. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes unless otherwise specifically set forth herein.

2. **Voting**. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Preferred Stock (for the avoidance of doubt, not on an as-converted to Common Stock basis) held by such holder as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class but not on an as-converted to Common Stock basis.

3. **Dividends**. Subject to provisions of law, the holders of record of outstanding shares of Preferred Stock shall be entitled to receive in any fiscal year, when, as, and if declared by the Board of Directors, out of assets at the time legally available therefor, cash dividends on the Preferred Stock, payable in preference and priority to any payment of any cash dividend on Common Stock, unless otherwise specified. The right to such dividends on the Preferred Stock shall not accrue, shall not be cumulative, and no right shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared in any prior year. No dividends shall be declared or paid on any Common Stock until the dividends on the Preferred Stock have been declared or paid in full. In addition to the foregoing preferential dividends, if any, payable to holders of Preferred Stock, any dividends or similar distributions made by the Corporation with respect to shares of Common Stock shall be distributed among the holders of Preferred Stock and Common Stock on a pro-rata basis, with such distribution to the holders of shares of Preferred Stock as would have been payable to such holders had each of their respective shares been converted to shares of Common Stock immediately prior to such dividend or similar distribution.

4. **Liquidation, Dissolution, or Winding Up.**

**(a) Treatment of shares of Preferred Stock at Sale, Liquidation, Dissolution, or Winding Up**. In the event of any Liquidation Event, whether voluntary or involuntary, before any distribution or payment is made to any holders of any shares of Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Preferred Stock, and subject to the liquidation rights and preferences of any class or series of Preferred Stock designated to be senior to, or on a parity with, the Preferred Stock, if any, the holders of shares of Preferred Stock shall, by reason of their ownership thereof, be entitled to be paid out of the assets of the Corporation legally available for distribution to holders of the Corporation's capital stock whether such assets are capital, surplus, or earnings or from the consideration received in any Liquidation Event, an amount equal to the purchase price per share actually paid for such shares of Preferred Stock in accordance with the records of the Corporation (the "Preferred Stock Issue Price") (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event involving the Preferred Stock) plus any declared but unpaid dividends on such shares (such amount, as so determined, is referred to herein as the "Preferred Liquidation Value" with respect to such shares). If upon such Liquidation Event, the assets or surplus funds of the Corporation to be distributed to the holders of shares of Preferred Stock shall be insufficient to permit payment to such respective holders of the full Preferred Liquidation Value and all other preferential amounts payable with respect to the Preferred Stock, then the assets available for payment or distribution to such holders shall be allocated among the holders of the Preferred Stock, pro rata, in proportion to the full respective preferential amounts to which such holders of Preferred Stock are each entitled.

**(b) Certain Transactions Treated as Liquidation**. Each of the following events shall be considered a "Liquidation Event" and shall entitle the holders of Preferred Stock to receive the amount that would be received in a liquidation, dissolution, or winding up pursuant to Section 4(a) hereof, unless the holders of more than fifty percent (50%) of the outstanding shares of Preferred Stock elect otherwise by written notice thereof sent to the Corporation at least five (5) days prior to the effective date of any such event:

(i) any acquisition of the Corporation by means of merger, exchange, transfer, or other form of corporate reorganization or consolidation in one or a series of related transactions with or into another entity in which outstanding shares of this Corporation, including the shares of Preferred Stock, are exchanged for securities or other consideration issued, or caused to be issued, by the other entity or its subsidiary and, as a result of which transaction, the stockholders of this Corporation own less than 50% of the voting power of the surviving entity (other than a mere re-incorporation transaction) or do not have the voting power to elect a majority of the members of the Board of Directors,

(ii) any sale, transfer, lease, or other disposition (other than a pledge or grant of a security interest to a bona fide lender) of all or substantially all of the assets of the Corporation (other than to or by a wholly owned subsidiary or parent of the Corporation), or

(iii) a liquidation, dissolution, or winding up of this Corporation, whether voluntary or involuntary.

The Corporation will provide the holders of Preferred Stock with notice of all transactions which are to be treated as a Liquidation Event pursuant to this Section 4(b) at least ten (10) days prior to the earlier of the vote relating to such transaction or the closing of such transaction. The Corporation shall not have the power to effect any transaction constituting a Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "Definitive Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4(a) above.

**(c) Distributions of Property**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Liquidation Event or other disposition shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. Whenever the distribution or payments provided for in this Section 4 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors, unless the holders of more than 50% of the then outstanding shares of Preferred Stock request, in writing, that an independent appraiser perform such valuation, then by an independent appraiser selected by the Board of Directors and reasonably acceptable to more than 50% of the holders of the Preferred Stock.

**(d) Allocation of Escrow and Contingent Consideration**. In the event of a Liquidation Event pursuant to Section 4(b)(i) or (ii), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Definitive Agreement shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4(a) above as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event; and (ii) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 4(d), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation Event shall be deemed to be Initial Consideration.

**SEVENTH**: **Bylaws.** Subject to any additional vote required by these Amended and Restated Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws of the Corporation.

**EIGHTH**: **Board of Directors.** Subject to any additional vote required by these Amended and Restated Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

**NINTH: Elections of Directors.** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**TENTH: Meetings of Shareholders; Books and Records.** Meetings of shareholders may be held within or without the State of Arizona, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Arizona at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**ELEVENTH: Fiduciary Duties.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the Arizona Revised Statutes or any other law of the State of Arizona is amended after approval by the shareholders of this Article Eleventh to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Arizona Revised Statutes as so amended.

Any repeal or modification of the foregoing provisions of this Article Eleventh by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TWELFTH: Indemnification; Exculpation.** The Corporation shall indemnify, and advance expenses to, to the fullest extent allowed by the Business Corporation Act, any person who incurs liability or expense by reason of such person acting as a director of the Corporation. This indemnification with respect to directors shall be mandatory, subject to the requirements of the Business Corporation Act, in all circumstances in which indemnification is permitted by the Business Corporation Act. In addition, the Corporation may, in its sole discretion, indemnify, and advance expenses to, to the fullest extent allowed by the Business Corporation Act, any person who incurs liability or expense by reason of such person acting as an officer, employee, or agent of the Corporation, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Corporation shall indemnify to the fullest extent required by the Business Corporation Act.

**THIRTEENTH**: **Venue.** Unless the Corporation consents in writing to the selection of an alternative forum, the state and federal courts in Maricopa County in the State of Arizona (such court(s), the "Court") shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim against the Corporation, its directors, officers, or employees arising pursuant to any provision of the Arizona Revised Statutes or the Corporation's Amended and Restated Articles of Incorporation or Bylaws, each as may be amended and/or restated from time to time, or (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court determines that there is an indispensable party not subject to the jurisdiction of the Court (and the indispensable party does not consent to the personal jurisdiction of the Court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court, or for which the Court does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**FOURTEENTH**: **Inapplicability of Corporate Takeover Laws.** Subject to any conditions imposed by law, the Corporation expressly denies the application of the Arizona Corporate Takeover Laws, Arizona Revised Statutes §§ 10-2701 et seq., or any successor thereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Amended and Restated Articles of Incorporation of Personality Juice 2.0, Inc. as of the date set forth below.

PERSONALITY JUICE 2.0, INC.

By: DocuSigned by: Sheldon Wiley
Sheldon Wiley, Chief Operating Officer

Date: 12/1/2023

**EXHIBIT G TO FORM C**

**TESTING THE WATERS MARKETING CONTENT**

*[SEE ATTACHED]*



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TEAMED UP WITH THE #1 START UP FUNDRAISING PLATFORM
DEPARTURES
NOW BOARDING
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$250 MINIMUM INVESTMENT
SUGAR DADDIES
YOUR OPPORTUNITY TO OWN A PIECE OF Becky PERSONALITY JUICE
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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SUGAR DADDY
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


FRIENDS AND FAMILY BONUS
JOIN US WITHIN THE FIRST 72 HOURS AND RECEIVE A 15% BONUS
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Becky
PERSONALITY JUICE
- JOIN BECKY SELTZER CLUB (EXCLUSIVE LOUNGE EXPERIENCE)
- VIP MEMBERSHIP BECKY SELTZER CLUB,VIP POP UP EXPERIENCES, ETC
(EXCLUSIVE INVITE FOR THE "BLUE BOY" LAUNCH. NEW FLAVOR PARTY)
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

# FRIENDS AND FAMILY BONUS

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AND RECEIVE A 15% BONUS

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**(EXCLUSIVE LOUNGE EXPERIENCE)**

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**VIP POP UP EXPERIENCES, ETC**
*(EXCLUSIVE INVITE FOR THE "BLUE BOY" LAUNCH. NEW FLAVOR PARTY)*

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OWN A PIECE OF BECKY
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